02041567

LeaP TECHNOLOGY, INC.

2001 Annual Report

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-KSB

(Mark One)

[X] ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2001

[ ] TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ________________ to ________________

Commission file number: 0-5667

LE@P TECHNOLOGY, INC.

(Name of small business issuer in its charter)

DELAWARE (State or other jurisdiction of Incorporation or organization)	65-0769296 (I.R.S. Employer Identification No.)
5601 N. DIXIE HIGHWAY SUITE 411 FORT LAUDERDALE, FLORIDA (Address of principal executive offices)	33334 (Zip Code)

Registrant's telephone number:	(954) 771-1772
Securities registered under Section 12(b) of the Exchange Act:	None
Securities registered under Section 12(g) of the Exchange Act:	Class A Common Stock, par value $.20

Check whether the issuer (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes _X_ No __

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. [ ]

The issuer's revenues for its fiscal year ended December 31, 2001 were $0.

The aggregate market value of the common equity held by non-affiliates as of March 15, 2002 was approximately $300 thousand based on the $ 0.17 closing bid price for the common stock quoted on the OTC Bulletin Board on such date. For purposes of this computation, all executive officers and directors of the registrant have been deemed to be affiliates. Such determination should not be deemed to be an admission that such directors and officers are, in fact, affiliates of the registrant.

The number of shares of Class A Common Stock of the issuer outstanding as of March 15, 2002 was 33,681,203. The number of shares of Class B Common Stock of the issuer outstanding as of March 15, 2002 was 25,000.

DOCUMENTS INCORPORATED BY REFERENCE

Certain portions of the issuer Proxy Statement for its Annual Meeting of Stockholders pursuant to Regulation 14A of the Securities Exchange Act of 1934, which will be filed with the Commission subsequent to the date hereof, are incorporated by reference into Part III of this Form 10-KSB.

Transitional Small Business Disclosure Format: Yes __ No _X_

FORM 10-KSB INDEX

PART I

ITEM 1. DESCRIPTION OF BUSINESS

Business Strategy

Le@P Technology, Inc.'s ("Le@P" or the "Company") operating strategy continues to be reevaluated by management in light of difficulties associated with investment in rapidly expanding emerging companies and the significant decline in market value or failure of many of such companies. Since the beginning of 2000, the Company's operating strategy has evolved to place less emphasis on Internet and business-to-business e-commerce companies, while retaining a focus on companies in the healthcare and life-sciences industries with product, service, or information technology capabilities. The Company intends to utilize the substantial healthcare skills, experience and industry contacts of its management and Board of Directors in the development of a network of investment and acquisition candidates (referred to herein as "Partner Companies"). The Company is currently exploring investments in businesses with positive cash flow, however, the ability of the Company to pursue any such investment or acquisition opportunity will be dependent upon its ability to obtain financing for such activities.

The Company may also make other acquisitions or investments outside of its normal business plan in order to achieve other objectives, including avoidance of regulation as an investment company under the Investment Company Act of 1940 (the "'40 Act").

The Company presently has no significant remaining investments in any Partner Company, having written-down its investments in such Companies over the last several quarters. The Company believes that the activities of its initial Partner Companies were adversely affected by, among other things, the general economic slowdown in the United States economy and the September 11, 2001 terrorist attacks on the United States.

Acquisition and Investment Strategy

The Company uses an informal network of business contacts, media coverage, and attendance at industry and venture conferences to identify suitable Partner Company prospects. Le@P believes that the healthcare industry knowledge of its management and Board provide a competitive advantage in the evaluation of investment targets. The Company also believes that potential Partner Companies will look favorably on Le@P's healthcare experience when deciding among investors.

Competition

Le@P operates (or will seek to operate) in a highly competitive, rapidly evolving business environment both through the operations of its Partner Companies and through its identification of prospects for future acquisition or investment. The markets in which our initial Partner Companies operated (and most likely any future Partner Companies) are characterized by rapid technological change, frequent new product and service introductions and evolving industry standards. Competitors include a wide variety of companies and organizations, many with greater financial and technical resources than the Partner Companies and Le@P. The Company also faces competition in the identification of Partner Companies that fit within its investment parameters. Competitors for acquisition or investment include public and private venture capital firms, mutual funds and private individuals.

Investment in Healthology

Le@P's first healthcare information technology investment was completed in March 2000, with the purchase of a 21% interest in Healthology, Inc. ("Healthology"), a privately held, health-media company. Le@P purchased approximately 3.2 million shares of the Series A Convertible Voting Preferred Stock ("Healthology Preferred Stock") of Healthology (the "Healthology Transaction") for $3.2 million in cash, (plus approximately $300,000 of related costs) then representing an approximate 21% interest in the issued shares of Healthology.

As a result of a third party's investment in Healthology during August 2000, the Company's equity interest was reduced to approximately 15% of the issued and outstanding shares of Healthology. On February 5, 2001, Le@P purchased 800,000 shares of Healthology common stock for $1,000,000 pursuant to a put option which had been granted to Healthology, increasing Le@P's interest to approximately 18%.

The audited financial statements of Healthology for December 31, 2000 contained a going concern explanatory paragraph and its financial statements for December 31, 2001 reflected a net loss of approximately $5.0 million. Healthology's plans for the year ending December 31, 2001, included raising additional equity or debt financing, investigating the possibility of merger or joint venture arrangements to obtain additional sources of funds, and scaling back operations. Healthology was unsuccessful during 2001 in such endeavorsto obtain financing and continues to experience significant losses. Healthology has reduced its expenses and made other efforts to reduce losses to sustain its operations. There is significant risk that these efforts, as well as attempts to raise additional capital, will not be successful. A failure in this regard would have a material adverse effect on Healthology. As a result of these factors, the Company believed its investment in Healthology was materially impaired and further reduced the value of its investment from $1,604,358 to $250,000 in September 2001. During the fourth quarter of 2001, the Company recognized additional amounts related to its proportionate share of Healthology's losses that further reduced this investment to approximately $120,000 at December 31, 2001. The Company's investment in Healthology is illiquid in nature and cannot be readily sold.

Investment in Camber

The Company's investment in Camber had a carrying value of approximately $1.8 million at June 30, 2001, representing Le@P's historical cost basis. Camber operates clinics in Florida, California and Pennsylvania specializing in multidisciplinary, musculoskeletal care.

The amount of the impairment was determined by taking the difference between the fair value of the Company's interest in Camber at September 30, 2001 and the carrying value of the investment as recorded by the Company. Camber has been unable to successfully execute its business plans and will potentially be required to obtain significant additional funding in the near future to continue its operations. In addition, recent attempts by the Company to sell its investment in Camber have been unsuccessful and have caused the Company to re-assess the recoverability of this investment. As a result of these factors, during the quarter ended September 30, 2001, the Company concluded that the carrying value of its investment in Camber was impaired and wrote-down this investment down to $30,000. The impairment is included in write-off of investments in the accompanying consolidated statement of operations.

Investment in VisualPlex

On February 6, 2001, the Company purchased 200,000 shares of VisualPlex Corp. common stock and 240 shares of VisualPlex Corp. preferred stock for $253,367. Such investment represented less than a 1% interest in VisualPlex. method.

During the quarter ended June 30, 2001, after the substantial market decline, VisualPlex ceased operations and the Company concluded that the carrying value of its investment in VisualPlex Corp. was impaired and wrote-off this investment. The write-off is included in write-off of investments in the accompanying consolidated statements of operations.

Investment in Real Property

Effective September 28, 2001, the Majority Stockholder sold land and buildings (the "Real Property") in Broward County, Florida to the Company in exchange for notes payable. The Real Property has been recorded at fair value as determined by an independent third-party appraisal. The notes payable consist of a short-term promissory note in the amount of $37,500 due November 28, 2001 and a longer-term note and mortgage in the amount of $562,500 due in one lump sum on September 28, 2006, and bearing interest at the rate of 7% per annum. All accrued but unpaid interest on the long-term note is due September 28, 2004 with regular monthly interest payments to be made thereafter.

The Real Property is zoned light industrial and consists of approximately one and one-third acres and four structures that collectively consist of approximately 9,000 square feet. The structures are presently unoccupied and in need of repair.

The primary motivation for the Company's acquisition of the Real Property was to increase the amount of its assets that do not constitute investments in securities and thereby enable the Company to continue to qualify for an exclusion from investment company status under Investment Company Act of 1940 (the "'40 Act").

Investment Company Act Considerations

The exclusion on which the Company is currently relying provides that no more than 45% of the value of the Company's total assets may consist of, and no more than 45% of its net income after taxes may be derived from, investments in securities (other than those of wholly-owned and majority-owned subsidiaries and certain companies controlled primarily by the Company). Since registration and regulation as an investment company are inconsistent with the Company's business objectives and plans, they would have a materially adverse effect on the Company.

The Company measures its relative asset holdings as of the end of each fiscal quarter to determine that it is not subject to registration and regulation under the '40 Act. The Company believes that based on its current asset mix and the terms and relative values of its investments, it is not an investment company.

If in the future the relative values of the Company's investment securities to total assets otherwise adversely change, and the Company does not qualify for some other exclusion or exemption from investment company status, the Company may be required to take further significant business actions that are contrary to its business objectives and plans in order to avoid registration and regulation as an investment company. For example, as was the case with the acquisition of the Real Property, the Company might be compelled to acquire additional assets that it might not otherwise have acquired, be forced to forego opportunities to acquire interests in companies that it might otherwise wished to have acquired or be forced to sell or refrain from selling such interests or assets. In the alternative or in addition, the Company might find it necessary to sell investment securities for which there may be little or no market at prices and on terms that the Company would not otherwise have considered to be satisfactory.

History of Le@P Technology, Inc.

The Company was organized in March 1997 under the laws of the State of Delaware and is the successor to the then registrant, Seal Fleet, Inc.. When used in this report, the terms "Le@P" and the "Company" refer to (a) prior to April 2, 1999, Seal Holdings and its subsidiaries or its predecessor companies unless the context indicates otherwise and (b) for April 2, 1999 forward, OH, Inc. and its subsidiaries and predecessor company.

At the Annual Meeting of Stockholders held on May 14, 1997, the Company's state of incorporation was changed from Nevada to Delaware as a result of the merger of the Company into its wholly-owned subsidiary, Seal Holdings Corporation, a Delaware corporation. At the Annual Meeting of Stockholders held on July 5, 2000, the Company's name was changed to Le@P Technology, Inc.

Employees

Le@P currently has three full-time employees.

ITEM 2. DESCRIPTION OF PROPERTIES

On October 1, 1999, Le@P entered into a lease with an affiliate of its majority stockholder, M. Lee Pearce, MD (together with his affiliates, the "Majority Shareholder") for 2,060 square feet of space for its corporate offices in Fort Lauderdale, Florida. The lease expires in 2004 and currently has an annual base rental rate of approximately $43,000, adjusted annually for inflation.

Investment in Real Property

Effective September 28, 2001, the Majority Stockholder sold land and buildings (the "Real Property") in Broward County, Florida to the Company in exchange for notes payable. The purchase price for the Real Property was determined by an independent third-party appraisal. The notes payable consist of a short-term promissory note in the amount of $37,500 due November 28, 2001 and a longer-term note and mortgage in the amount of $562,500 due in one lump sum on September 28, 2006, and bearing interest at the rate of 7% per annum. All accrued but unpaid interest on the long-term note is due September 28, 2004 with regular monthly interest payments to be made thereafter.

The Real Property is zoned light industrial and consists of approximately one and one-third acres and four structures that collectively consist of approximately 9,000 square feet. The Company intends to repair and offer for lease one or more of the structures if funding for such a project can be reasonably obtained.

ITEM 3. LEGAL PROCEEDINGS

The Company is involved in litigation relating to the offshore supply business conducted prior to August 14, 1996 by certain inactive subsidiaries of Le@P. The cases are maritime asbestos claims against the Company's subsidiaries. On May 1, 1996, the asbestos claims were administratively dismissed subject to reinstatement on motion of plaintiff's counsel. These cases may be reinstated in the future. At the present time, the Company does not believe such cases will have a material adverse impact upon the Company.

In addition, in October 2001, the Company and certain of its inactive subsidiaries formerly engaged in the marine shipping business, were named as a co-defendant and third party defendant in connection with certain litigation pending in the United States District Court, Eastern District of Louisiana. The case arises out of a shipping duty in the amount of approximately $73,500 paid by the claimant in 1998, together with claims for interest and attorney fees. The Company is currently evaluating the claim, but does not presently believe it will have a material adverse impact on the Company.

The Company is also involved from time to time in various other claims and lawsuits in the ordinary course of its current or prior business, none of which the Company anticipates would have a material adverse effect on its financial condition.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matter was submitted to a vote of security holders during the fourth quarter of the year ended December 31, 2001.

PART II

ITEM 5. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Company's Class A Common Stock is traded on the OTC Bulletin Board ("OTCBB"), under the symbol LPTC. The following table sets forth the range of high and low bid prices per share of the Company's Class A Common Stock for each of the quarters during the years ended December 31, 2000 and 2001, as reported on the OTCBB system. The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

PRICE PERIOD	HIGH	LOW
2000		
First Quarter	$ 4.13	$ 1.75
Second Quarter	2.69	.75
Third Quarter	1.38	.88
Fourth Quarter	1.88	.75
2001		
First Quarter	1.25	.81
Second Quarter	.75	.38
Third Quarter	.62	.41
Fourth Quarter	.51	.31

There is no public market for the Class B Common Stock or the Series B Preferred Stock, all of which are issued to entities beneficially owned by the Majority Shareholder.

Holders

The number of stockholders of record as of March 15, 2002, was 1,487 for the Class A Common Stock.

Dividends

The Company has no plans to declare or pay dividends, in cash or otherwise, in the foreseeable future. Any changes in those plans in the future will depend on earnings, if any, of the Company, its financial requirements and other factors. Further, payment of dividends on the Company's Class A Common Stock will only be made after payment of dividends on the Company's Series B Preferred Stock.

Recent Sales of Securities

In accordance with the terms of a Funding and Subscription Commitment Dated March 30, 2000, between the Company and the Company's Majority Stockholder during the year ended December 31, 2001, the Company sold an aggregate of 376,190 shares of its Class A Common Stock to the Majority Stockholder at a price of $5.25 per share for an aggregate consideration of $1,975,000. These funds were used for general working capital purposes and, in part, toward the funding of the Company's investments in the first quarter of the year 2001. The foregoing issuances of securities to the Majority Stockholder were exempt from registration under federal securities laws pursuant to Section 4(2) of the Securities Act of 1933, as amended.

ITEM 6. MANAGEMENT'S PLAN OF OPERATION

Business Strategy

Le@P Technology, Inc.'s ("Le@P" or the "Company") operating strategy continues to be reevaluated by management in light of difficulties associated with investment in rapidly expanding emerging companies and the significant decline in market value or failure of many of such companies. Since the beginning of 2000, the Company's operating strategy has evolved to place less emphasis on Internet and business-to-business e-commerce companies, while retaining a focus on companies in the healthcare and life-sciences industries with product, service, or information technology capabilities. The Company is currently exploring investments in businesses with positive cash flow. The Company intends to utilize the substantial healthcare skills, experience and industry contacts of its management and Board of Directors in the development of a network of investment and acquisition candidates (referred to herein as "Partner Companies"). The ability of the Company to ultimately pursue any such investment or acquisition opportunities will be dependent upon its ability to obtain financing for such activities.

Acquisition and Investment Strategy

The Company uses an informal network of business contacts, media coverage, and attendance at industry and venture conferences to identify suitable Partner Company prospects. Le@P believes that the healthcare industry knowledge of its management and Board provide a competitive advantage in the evaluation of investment targets. The Company also believes that potential Partner Companies will look favorably on Le@P's healthcare experience when deciding among investors.

Company Liquidity and Cash Requirements

The Company will need to raise significant capital in order to pursue any acquisition and in order to make further investments in Partner Companies. The Company will also need to obtain additional financing in order to fund its normal operating expenses. Since the fourth quarter of 1999, the Company has funded its operations and its investments in its Partner Companies through proceeds from its Majority Stockholder pursuant to the Funding Commitment described in Note 4 of the Company's December 31, 2001 consolidated financial statements included in Part II, Item 7 of this Form 10-KSB. Through December 31, 2001, the Company had received approximately $8.5 million of the Funding Commitment. Although the Company anticipates that the Funding Commitment of its Majority Stockholder will be sufficient to cover operating expenses through 2002, the Company will be required to raise additional capital in order to make any investments or acquisitions.

During the fourth quarter of 2001, the Company received a loan in the amount of $375,000 from the Majority Stockholder. The loan was initially evidenced by a short-term promissory note due April 2, 2002 and bearing interest at the rate of 7% per annum. The maturity date on the note was subsequently extended to January 15, 2003, and the interest rate was changed to the prime rate. The proceeds of the loan were used for working capital purposes. Subsequent to December 31, 2001, the Company received loans of $380,000 from the Majority Stockholder. The proceeds of the loans are being used for working capital purposes. These loans were consolidated on March 27, 2002, and a promissory note in the amount of $766,183.04 issued, representing the then aggregate amount of principal and accrued interest on the loans. Such promissory note continues to bear interest at the prime rate and provide for a maturity date of January 15, 2003. Principal and interest on the loans are due and payable in one lump sum on January 15, 2003. Neither of these notes was part of the $10 million Funding Commitment. In addition, management of the Company is pursuing various business alternatives to enable the Company to continue meeting its current and projected commitments and obligations, or will attempt to further reduce the amount of such liabilities to a manageable level.

Because the Company does not anticipate receiving cash flow from its Partner Companies, funding for operations and future Partner Company investments once the Funding Commitment is exhausted will require that the Company raise additional cash. Any such cash raised would likely be dependent, among other things, on the Company's ability to demonstrate a record of successfully identifying and consummating investments or acquisitions in Partner

Companies, which it has not been able to do to date. There can be no assurance that the Company will be successful in such efforts. Any financing activities by the Company could result in substantial dilution of existing equity positions and increased interest expense. Transaction costs to the Company in connection with any such activities may also be significant.

Changes in Financial Condition and Results of Operations

The discussion below relates to material changes in financial condition during the year ended December 31, 2001 compared with December 31, 2000 and to material changes in results of operations when comparing the years ended December 31, 2001 to December 31, 2000. All amounts in the discussion below are approximate.

Financial Condition at December 31, 2001 Compared to December 31, 2000

Total assets decreased during the year ended December 31, 2001 by $4.0 million to $1.1 million. Although the Company had an additional investment in Healthology of $1.0 million, it had a net decrease in total assets primarily as a result of a reduction in cash of $662,000 and a reduction in the Company's investment in Healthology of $3.2 million to account for the Company's share of Healthology's losses during 2001 and the write down of the Company's investment in Healthology as previously discussed herein. On December 31, 2001, the super-voting right that enabled the Company to exert significant influence over Healthology expired. Accordingly, subsequent to December 31, 2001, the Company will account for its investment in Healthology under the cost method and will no longer recognize its proportionate share of Healthology's losses as was done during 2001 and 2000. The reduction in cash resulted principally from the payment of cash expenses for operations and to fund the investment in VisualPlex. In addition, the Company wrote off its investment in Camber by $1.8 million, representing substantially all of its investment. Property and equipment increased primarily as a result of the purchase of certain real property for $600,000 financed through the execution of a short-term promissory note in the amount of $37,500 due (and paid) November 28, 2001 and a longer-term note and mortgage in the amount of $562,500 due in one lump sum on September 28, 2006.

Results of Operations for the Year Ended December 31, 2001 Compared to the Year Ended December 31, 2000

Excluding the write-off's of certain of the Company's investments which are discussed above, operating expenses for the year ended December 31, 2001 decreased by $324,000 from the year ended December 31, 2000. Salaries and benefits decreased by $288,000 when compared to December 31, 2000. The net decrease in salaries and benefits resulted primarily from a reduction of the Company's employees and a decrease in the accrual for bonuses provided for in certain management employment agreements. Professional fees and general and administrative expenses were generally comparable to the preceding year.

Net loss for 2001 increased by $3.8 million over the comparable 2000 period, primarily due to the write-off of the Company's investments in VisualPlex ($253,000), Healthology ($1.4 million), and Camber ($1.8 million). In addition, beginning in the second quarter of 2000, the Company began recording a charge for amortization of the excess of its investment in Healthology over the Company's share of the underlying net assets of Healthology, which increases the Company's net loss. Prior to December 31, 2000 such charge was being amortized over a period of 5 years.

The Company completed its investment in Healthology during March 2000. Following such investment, and pursuant to the equity method of accounting, the Company began recording its equity in the loss of Healthology during the year as set forth below.

	Three Months Ended (Unaudited)				Year Ended
	Dec. 31, 2001	Sep. 30, 2001	June 30, 2001	Mar. 31, 2001	Dec. 31, 2001
Healthology net loss	$ (553,000	$ (1,069,000)	$(1,071,000)	$(2,300,000)	$ (4,993,000)
Company's proportionate share of Healthology's net loss	(135,000	(191,000)	(192,000)	(383,000)	(901,000)
Amortization of amount by which the carrying value of the Company's investment in Healthology exceeds its share of the underlying net assets of Healthology	—	(332,000)	(336,000)	(329,000)	(997,000)
Equity in the loss of Healthology	$ (135,000	$ (523,000)	$ (528,000)	$ (712,000)	$ (1,898,000)

During 2001 and 2000, the Company's equity in the loss of Healthology included amortization of the amount by which the Company's carrying value exceeds its share of the underlying net assets of Healthology. Such amount has been amortized on a straight-line basis over five years as an adjustment to the Company's share of Healthology's net income or loss. Subsequent to December 31, 2001, the Company no longer has the ability to exert significant influence over Healthology and will begin accounting for this investment under the cost method. Accordingly, the Company will no longer recognize its proportionate share of Healthology's losses and will discontinue amortization of the difference between its investment in Healthology and its proportionate share of Healthology's equity.

Generally, pursuant to the equity method of accounting, when a Company's ownership interest in an investee drops below 20%, the equity method of accounting is no longer applicable and the Company uses the cost method of accounting. Under the cost method, investments are stated at the lower of cost or net realizable value and no charge is recorded for the Company's equity in income or loss of the investee. Since March 1, 2001, the Company's interest in the issued equity securities of Healthology has been approximately 18%. Despite this lower ownership interest, the Company had continued to exercise significant influence over the operations of Healthology through December 31, 2001, primarily by virtue of the Company's contractual right to maintain two seats on Healthology's Board of Directors and certain "Super-Voting Right" with regard to the election of directors (which right expired on December 31, 2001). Accordingly, as discussed above, subsequent to December 31, 2001 the Company will account for its investment in Healthology under the cost method.

Forward Looking Information

In the discussion above (and elsewhere in this report) regarding the Company's business, any statement of its future expectations, including without limitation, future revenues and earnings (losses), plans and objectives for future operations, future agreements, future economic performance or expected operational developments and all other statements regarding the future are "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and as that term is defined in the Private Securities Litigation Reform Act of 1995. The Company intends that the forward-looking statements be subject to the safe harbors created thereby. These forward-looking statements are based on the Company's strategic plans and involve risks and uncertainties that may cause actual results to differ materially from the forward-looking statements. Factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements herein include (the "Cautionary Statements"), without limitation the items listed below. Based on the nature of the Company's operations, these factors, risks and uncertainties relate not only to the Company, but also to Partner Companies.

* The ability to raise capital,
* The ability to execute business strategy in a very competitive environment,
* The degree of financial leverage,
* The ability to control future operating and other expenses,
* Risks associated with the capital markets and investment climate for Internet, technology and healthcare businesses,
* Risks associated with acquisitions and the integration thereof,
* Risks associated with start-up and early-stage enterprises,
* Risks associated with providing services over the Internet,
* Healthcare regulatory considerations and risks,
* Regulatory considerations under the Investment Company Act of 1940,
* Contingent liabilities,
* The impact of competitive services and pricing, and
* Other risks referenced from time to time in the Company's filings with the Securities and Exchange Commission.

All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by the Cautionary Statements. The Company does not undertake any obligations to release publicly any revisions to such forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

ITEM 7. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The following consolidated financial statements of the Company and report of independent auditors required by this item are filed herewith as Exhibit F.

Report of Independent Certified Public Accountants (Le@P Technology, Inc.)

Report of Independent Certified Public Accountants (Healthology, Inc.)

Consolidated Balance Sheets as of December 31, 2001 and 2000

Consolidated Statements of Operations for the years ended December 31, 2001 and 2000

Consolidated Statements of Shareholders' (Deficit) Equity for the years ended December 31, 2001 and 2000

Consolidated Statements of Cash Flows for the years ended December 31, 2001 and 2000

Notes to Consolidated Financial Statements

ITEM 8. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

THIS SPACE INTENTIONALLY LEFT BLANK

PART III

ITEM 9. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS; COMPLIANCE WITH SECTION 16 (a) OF THE EXCHANGE ACT.

The information required in response to this Item is incorporated herein by reference from the Company's Definitive Proxy Statement to be filed with the Securities and Exchange Commission in connection with the Company's 2002 Annual Meeting of Stockholders.

ITEM 10. EXECUTIVE COMPENSATION

The information required in response to this Item is incorporated herein by reference from the Company's Definitive Proxy Statement to be filed with the Securities and Exchange Commission in connection with the Company's 2002 Annual Meeting of Stockholders.

ITEM 11. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The information required in response to this Item is incorporated herein by reference from the Company's Definitive Proxy Statement to be filed with the Securities and Exchange Commission in connection with the Company's 2002 Annual Meeting of Stockholders.

ITEM 12. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information required in response to this Item is incorporated herein by reference from the Company's Definitive Proxy Statement to be filed with the Securities and Exchange Commission in connection with the Company's 2002 Annual Meeting of Stockholders.

ITEM 13. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K.

(a)(1) Financial Statements
Reference is made to the Index set forth on Page F-1 of this Annual Report on Form 10-K.

(a)(2) Financial Statement Schedules

All schedules have been omitted because they are inapplicable or the information is provided in the consolidated financial statements, including the notes hereto.

(a)(3) Exhibits

EXHIBIT	DESCRIPTION
3.1.1	Certificate of Incorporation of Le@P Technology, Inc., filed March 20, 1997. (2)
3.1.2	Certificate of Preferred Stock Designation of Le@P Technology, Inc., dated March 23, 1999. (1)
3.1.3	Certificate of Amendment to Certificate of Incorporation of Le@P Technology, Inc. dated June 21, 1999. (3)
3.1.4	Certificate of Designation, Preferences, Rights and Limitations of 10% Cumulative Non-Voting Series B Preferred Stock of Le@P Technology, Inc., dated November 15, 1999. (5)
3.1.5	Certificate of Amendment to Certificate of Incorporation of Le@P Technology, Inc. filed July 5, 2000. (6)
3.2	Bylaws of Le@P Technology, Inc. (2)
4.3	Investors' Rights Agreement between Healthology, Inc. and Le@P Technology, Inc. dated March 1, 2000. (7)
4.4	Stockholders' Agreement between Healthology, Inc., Le@P Technology, Inc. and certain existing stockholders of Healthology, Inc. dated March 1, 2000. (7)
4.5	First Amended and Restated Investors Rights Agreement between Healthology, Inc. Le@P Technology, Inc., and Communicade, Inc. dated August 1, 2000. (6)
4.6	First Amended and Restated Stockholders' Agreement between Healthology, Inc., Le@P Technology, Inc., and Communicade, Inc. and certain other existing stockholders of Healthology, Inc. dated August 1, 2000. (6)
4.7	Amended and Restated Certificate of Incorporation of Healthology, Inc. filed August 1, 2000. (6)
10.1	Funding Commitment by M. Lee Pearce, M.D. (1)
10.2	Subscription Agreement dated March 30, 2000, with M. Lee Pearce, M.D. (11)
10.3	Employment Agreement dated April 1, 1999, with Robert G. Tancredi, M.D. (11)
10.4.1	1999 Long Term Incentive Plan. (8)
10.4.2	1998 Incentive Option Plan. (9)
10.4.3	1997 Incentive Option Plan. (2)
10.4.4	Seal Fleet, Inc. Amended 1996 Long-Term Incentive Plan. (10)

10.11 Purchase Agreement between Healthology, Inc. and Le@P Technology, Inc., dated as of February 2, 2001 (4)

10.12 Commercial Contract and Addendum relating to the purchase and sale of real property between Bay Colony Associates Limited and Le@P Technology, Inc., as agent for Parkson Property LLC, dated as of September 28, 2001 (12)

10.13 Promissory Note dated September 28, 2001, in the principal amount of $37,500, executed by Parkson Property LLC. (12)

10.14 Promissory Note dated September 28, 2001, in the principal amount of $712,500, executed by Parkson Property LLC. (12)

10.15 Mortgage Deed dated September 28, 2001, by Parkson Property LLC in favor of Bay Colony Associates, Ltd. (12)

10.16 Promissory Note dated March 27, 2002, in the principal amount of $766,183.04, issued to the M. Lee Pearce Irrevocable Trust, replacing certain promissory notes issued in October, 2001 and January and February 2002.

21 Subsidiaries of the Registrant.

---

(1) Incorporated by reference from an exhibit to the Company's Current Report on Form 8-K (File No. 000-05667), as filed October 15, 1999.

(2) Incorporated by reference from an exhibit to the Company's Proxy Statement for the Annual Meeting of Shareholders of Le@P Fleet, Inc. held May 14, 1997, as filed April 11, 1997.

(3) Incorporated by reference from an exhibit to the Company's Annual Report on Form 10-KSB (File No. 000-05667) for the fiscal year ended December 31, 1999, as filed March 30, 2000.

(4) Incorporated by reference from an exhibit to the Company's Current Report on Form 8-K (File No. 000-05667), as filed February 20, 2002.

(5) Incorporated by reference from an exhibit to the Company's Quarterly Report on Form 10-QSB (File No. 000-05667) for the quarter ended September 30, 1999, as filed November 15, 1999.

(6) Incorporated by reference from an exhibit to the Company's Quarterly Report on Form 10-QSB (File No. 000-05667) for the quarter ended June 30, 2000, as filed August 14, 2000.

(7) Incorporated by reference from an exhibit to the Company's Current Report on Form 8-K (File No. 000-05667), as filed March 16, 2000.

(8) Incorporated by reference from an exhibit to the Company's Proxy Statement for the Annual Meeting of Shareholders of Le@P Technology, Inc. held June 17, 1999, as filed on June 4, 1999.

(9) Incorporated by reference from an exhibit to the Company's Proxy Statement for the Annual Meeting of Shareholders of Le@P Technology, Inc. held June 24, 1998, as filed on June 8, 1998.

(10) Incorporated by reference from an exhibit to the Quarterly Report on Form 10-QSB of Le@P Fleet, Inc. for the quarterly period ended March 31, 1997.

(11) Incorporated by reference from an exhibit to the Company's Annual Report on Form 10-KSB (File No. 000-05699) for the fiscal year ended December 31, 2000, as filed April 1, 1999, as amended April 30, 2000.

(12) Incorporated by reference from an exhibit to the Company's Current Report on Form 8-K (File No. 000-05667), as filed October 18, 2001.

(b) Reports on Form 8-K

Report on Form 8-K filed October 18, 2001, relating to an event dated September 28, 2001. Pursuant to Item 2 of such Report, the Registrant reported the acquisition of certain real property located in Broward County, Florida.

Report of Form 8-K/A-1 filed December 12, 2001, amending the Form 8-K filed on October 18,2001. This amendment provided unaudited Pro Form Statements of Operations for the nine months ended September 30, 2001, and the year ended December 31, 2000, to give effect to the Registrant's acquisition of certain real property as if it had occurred on January 1, 2000.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LE@P TECHNOLOGY, INC.

By: /s/ Robert G. Tancredi, MD
Robert G. Tancredi, MD,
President and Chief Executive Officer

By: /s/ Mary E. Thomas
Mary E. Thomas,
Acting Principal Financial Officer

Dated: March 29, 2002

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Company and in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE
/s/ Robert G. Tancredi, MD Robert G. Tancredi, MD	President, Chief Executive Officer and Director (Principal Executive Officer)	March 29, 2002
/s/ M. Lee Pearce, MD M. Lee Pearce, MD	Chairman of the Board of Directors	March 29, 2002
/s/ Jose B. Valle Jose B. Valle	Director	March 29, 2002
/s/ Laurence Brody Laurence Brody	Director	March 29, 2002
/s/ Timothy C. Lincoln Timothy C. Lincoln	Director	March 29, 2002

“Exhibit F”

INDEX TO FINANCIAL STATEMENTS

Report of Independent Certified Public Accountants

To the Board of Directors
Le@P Technology, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Le@P Technology, Inc. and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, shareholders'(deficit) equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of Healthology, Inc. (a corporation in which the Company had an approximate 15% interest at December 31, 2000) were audited by other auditors as of and for the year ended December 31, 2000 whose report, which contained a going concern explanatory paragraph, has been furnished to us. Insofar as our opinion on the consolidated financial statements as of and for the year ended December 31, 2000 relates to amounts included for Healthology, Inc. it is based solely on their report.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors, provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors as of and for the year ended December 31, 2000, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Le@P Technology, Inc. and subsidiaries as of December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

West Palm Beach, Florida
February 8, 2002

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors and Stockholders of
Healthology, Inc.

We have audited the accompanying balance sheet of Healthology, Inc. as of December 31, 2000 and the related statements of operations and accumulated loss, stockholders' deficit and members' equity and cash flows for the year ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Healthology, Inc. as of December 31, 2000 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note A to the financial statements, the Company has sustained losses and negative cash flows from operations since inception, and the Company's ability to obtain future financing is not determinable. Those conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding those matters also are described in Note A. The financial statements do not include any adjustments to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result from the outcome of this uncertainty.

Grant Thornton LLP
New York, New York
February 9 2001

Le@P Technology, Inc. and Subsidiaries

Consolidated Balance Sheets

	December 31, 2001	December 31, 2000
Assets		
Current assets		
Cash	$ 26,509	$ 688,702
Due from related party	74,563	29,563
Prepaid expenses and other current assets	37,297	38,273
Total current assets	138,369	756,538
Investment in Healthology, Inc.	115,625	2,367,983
Investment in Camber Companies, LLC	30,000	1,845,245
Property and equipment, net	698,802	128,611
Acquisition costs	98,299	-
Other assets	4,503	9,573
Total assets	$ 1,085,598	$5,107,950

See notes to consolidated financial statements.

Consolidated Balance Sheets (continued)

	December 31 2001	December 31 2000
Liabilities and shareholders' (deficit) equity		
Current liabilities:		
Accounts payable	$ 96,037	$ 25,368
Accrued professional fees	143,315	94,100
Accrued compensation and related liabilities	120,383	202,878
Total current liabilities	359,735	322,346
Long-term notes payable to related party	937,500	-
Commitments and contingencies		
Shareholders' (deficit) equity:		
Preferred stock, par value $0.001 per share; Authorized 25,000,000 shares. Issued and outstanding 2,170 shares at December 31, 2001 and 2000, respectively	2,170,000	2,170,000
Class A common stock, par value $0.20 per share. Authorized 99,975,000 shares. Issued 33,766,053 and 33,389,863 shares, and outstanding 33,681,203 and 33,305,013 shares, at December 31, 2001 and 2000, respectively	6,753,211	6,677,973
Class B common stock, par value $0.20 per share. Authorized, issued and outstanding 25,000 shares at December 31, 2001 and 2000	5,000	5,000
Additional paid-in capital	26,401,913	24,502,151
Accumulated deficit	(35,492,301)	(28,520,060)
Treasury stock, at cost, 84,850 shares at December 31, 2001 and 2000	(49,460)	(49,460)
Total shareholders' (deficit) equity	(211,637)	4,785,604
Total liabilities and shareholders' (deficit) equity	$ 1,085,598	$ 5,107,950

See notes to consolidated financial statements.

Le@P Technology, Inc. and Subsidiaries

Consolidated Statements of Operations

	Year ended December 31	
	2001	2000
Revenue	$ –	$ –
Expenses:		
Salaries and benefits	718,947	1,007,197
Professional fees	545,721	632,091
General and administrative	394,243	344,177
Write-off of investments	3,422,970	-
Total expenses	5,081,881	1,983,465
Operating loss	(5,081,881)	(1,983,465)
Interest income	7,640	9,346
Equity in loss of Healthology, Inc.	(1,898,000)	(1,175,011)
Net loss	$ (6,972,241)	$ (3,149,130)
Net loss attributable to common stockholders	$ (7,189,241)	$ (3,366,130)
Basic and diluted net loss attributable to common stockholders per share:		
Net loss	$ (0.21)	$ (0.10)
Net loss attributable to common stockholders	$ (0.21)	$ (0 .10)
Weighted average shares outstanding	33,556,779	32,742,224

See notes to consolidated financial statements.

Le@P Technology, Inc. and Subsidiaries

Consolidated Statements of Shareholders' (Deficit) Equity

	Preferred Stock		Class A and Class B Stock		Additional Paid-in	Accumulate	Treasury	Total
	Shares	Amount	Shares	Par Value	Capital	Deficit	Stock	
Balance at December 31, 1999	2,170	$2,170,000	32,026,769	$6,405,354	$18,799,770	$(25,370,930	$(49,460)	$1,954,734
Shares issued in exchange for Investment banking services	-	-	150,000	30,000	-		-	30,000
Issuance of Class A common Stock	-	-	1,238,094	247,619	5,702,381		-	5,950,000
Net loss	-	-	-	-	-	(3,149,130)	-	(3,149,130)
Balance at December 31, 2000	2,170	2,170,000	33,414,863	6,682,973	24,502,151	(28,520,060)	(49,460)	4,785,604
Issuance of Class A common Stock	-	-	376,190	75,238	1,899,762	-	-	1,975,000
Net loss	-	-	-	-	-	(6,972,241)	-	(6,972,241)
Balance at December 31, 2001	2,170	$2,170,000	33,791,053	$6,758,211	26,401,913	(35,492,301)	$(49,460)	$(211,637)

See notes to consolidated financial statements.

Le@P Technology, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

	Year ended December 31 2001	2000
Operating activities		
Net loss	$ (6,972,241)	$ (3,149,130)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	29,809	38,216
Equity in loss of Healthology, Inc.	1,898,000	1,175,011
Write-off of investments	3,422,970	-
Loss on leasehold improvements written off	-	10,692
Issuance of stock for services	-	30,000
Changes in operating assets and liabilities:		
Due from related party	(45,000)	(29,563)
Prepaid expenses and other current assets	976	9,605
Other assets	5,070	(721)
Accounts payable	70,669	(100,854)
Accrued professional fees	49,215	(68,125)
Accrued compensation and related liabilities	(82,495)	(87,916)
Net cash used in operating activities	(1,623,027)	(2,172,785)
Investing activities		
Purchases of property and equipment	-	(8,321)
Acquisition costs	(98,299)	-
Investment in VisualPlex Corp.	(253,367)	-
Investment in Healthology, Inc.	(1,000,000)	(3,542,994)
Net cash used in investing activities	(1,351,666)	(3,551,315)
Financing activities		
Proceeds from note payable to related party	375,000	-
Principal payments on note payable to related party	(37,500)	-
Issuance of Class A Common Stock	1,975,000	5,950,000
Net cash provided by financing activities	2,312,500	5,950,000
Net change in cash	(662,193)	225,900
Cash at beginning of year	688,702	462,802
Cash at end of year	$ 26,509	$ 688,702
Supplemental disclosure of non-cash investing and financing activities		
Purchase of property in exchange for notes payable to related party	$ 600,000	$ -

See notes to consolidated financial statements.

1. The Company

Le@P Technology, Inc. and Subsidiaries ("Le@P" or the "Company"), formerly known as Seal Holdings Corporation and Subsidiaries, is a holding company focused on the acquisition of, and strategic investments in, companies providing services in health care and life sciences (with particular interest in information technology companies). During 2000, the Company changed its name from Seal Holdings Corporation to Le@P Technology, Inc.

Operating Losses and Cash Flow Deficiencies

Through December 31, 2001, the Company experienced significant operating losses and deficiencies in cash flows. During 2001, the Company's primary shareholder and certain affiliates funded the cash flow deficiencies. Nevertheless, the Company expects to continue to incur losses and expenses as it carries out its acquisition strategy. These financial statements have been prepared assuming that the Company will continue as a going concern. Until the Company has enough operations or other revenue generating activities to be self sufficient, the Company will remain dependent upon other sources of capital. In the past, such capital has come from the Company's majority shareholder.

On September 30, 1999, the Company's Chairman and majority stockholder agreed to provide Le@P, directly or through his affiliates (collectively, the "Majority Stockholder"), funding of up to $10,000,000 to be used to fund the losses, working capital requirements and future acquisitions, as approved by the Company's Board of Directors (the "Funding Commitment") and as further discussed in Note 4 herein. Through December 31, 2001, the Company had received $8,475,000 of the Funding Commitment. Management is considering alternatives to enable the Company to continue meeting its current and projected cash requirements, or will attempt to further reduce those requirements to a manageable level. In addition, the Company received an additional $380,000 in working capital loans from the Majority Shareholder subsequent to December 31, 2001, which is not part of the Funding Commitment.

2. Summary of Significant Accounting Policies

Consolidation

The accompanying financial statements include the accounts of Le@P Technology, Inc. and its wholly-owned subsidiaries. All significant intercompany accounts and transactions are eliminated in consolidation. Investments in Partner Companies in which Le@P owns 50% or less of the outstanding voting securities, and in which significant influence is exercised, are accounted for under the equity method. Significant influence is presumed at a 20% ownership level; however Le@P applied the equity method to its investment, even though Le@P had less than a 20% voting interest in Healthology because during 2001 and 2000, Le@P had the ability to exert significant influence over the operations of Healthology through a super-majority voting right that gave Le@P two seats on Healthology's seven-member Board of Directors. The super-majority voting right expired on December 31, 2001 and Le@P will account for its investment in Healthology under the cost method beginning in 2002. All other investments for which the Company does not have the ability to exercise significant influence have been and will continue to be accounted for on the cost method. Such investments are stated at the lower of cost or net realizable value. During 2001 and 2000, the Company accounted for its investments in Camber and VisualPlex under the cost method.

Partner Company Investments

Under the equity method, the Company's proportionate share of Partner Company's net income or loss is included in the Company's Consolidated Statements of Operations. The amount by which the Company's carrying value exceeds its share of the underlying net assets of a Partner Company accounted for under the equity method is amortized on a straight-line basis over five years as an adjustment to the Company's share of the Partner Company's net income or loss.

The Company periodically evaluates investments in Partner Companies for indications of impairment based on one or more factors, such as the market value of each investment relative to cost, financial condition, near-term prospects of the investment, and other relevant factors. The fair value of the Company's ownership interests in privately held Partner Companies, if available, is generally determined based on the value at which independent third parties have or have committed to invest in its Partner Companies.

Change in Accounting Estimate

Effective January 1, 2001, the Company changed the original number of periods to amortize the excess of its investment in Healthology over the Company's share of the underlying net assets of Healthology from 5 years to 2.5 years as a result of the significant operating losses and cash flow deficiencies incurred by Healthology. The effect of this change in accounting estimate was to increase the Company's net loss by approximately $600,000, or $(0.02) per share for the year ended December 31, 2001.

Income Taxes

The Company accounts for income taxes under SFAS No. 109, *Accounting for Income Taxes*. Deferred income tax assets and liabilities are determined based upon differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

No provision for income taxes has been recorded due to losses to date. The Company has recorded a valuation allowance for any deferred tax assets that have resulted from its operating losses.

Recent Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board (FASB) issued Statement No. 141, *Business Combinations and* Statement No. 142, *Intangible Assets*. FASB Statement No. 141 eliminates the pooling-of-interests method of accounting for business combinations except for qualifying business combinations that were initiated before July 1, 2001. FASB Statement No. 142 further clarifies the criteria to recognize intangible assets separately from goodwill and promulgates that goodwill and certain intangible assets not be amortized including goodwill related to investments accounted for under the equity method. Instead, these assets will be reviewed for impairment annually with any related losses recognized in earnings when incurred. These standards will apply to the Company beginning January 1, 2002 for existing intangible assets and July 1, 2001 for business combinations completed after June 30, 2001. The Company does not expect these statements to have a significant impact on its financial condition or results of operations.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets which range from 3-9 years.

Long-Lived Assets

The carrying value of the Company's long-lived assets, including investments, is reviewed by management if the facts and circumstances suggest potential impairment. If this review indicates that these costs will not be recoverable, as determined based on the expected undiscounted cash flows of the entity over the remaining amortization period, the carrying value of these costs is reduced by the estimated shortfall of cash flows. As more fully disclosed in Note 3, certain of the Company's investments were written down during 2001 as a result of this impairment analysis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Financial Instruments

The carrying values of cash, accounts payable and notes payable are reasonable estimates of their fair value due to the short-term nature of these financial instruments.

Stock Based Compensation

The Company accounts for employee stock options using the intrinsic value method as prescribed by Accounting Principles Board Option No. 25, *Accounting for Stock Issued to Employees* ("APB 25"). The Company follows the disclosure provisions of Statement of Financial Accounting Standards, No. 123, *Accounting for Stock-Based Compensation* ("SFAS 123") and for valuing common stock equivalents issued to non employees. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the corporation's stock at the date of the grant over the exercise price of the option.

3. Investments

Healthology

On March 27, 2000, the Company purchased an approximate 21% interest in the issued shares of Healthology (such interests have been computed on an as-converted basis). Healthology is a privately held, health-media company based in New York, NY that produces and distributes original healthcare content generated by health professionals. The Company acquired approximately 3,200,000 shares of Healthology Series A Convertible Voting Preferred Stock ("Healthology Preferred Shares") at a total cost of approximately $3,500,000. The Company obtained the funds for the Healthology acquisition through a capital contribution from its majority stockholder pursuant to the Funding Commitment described in Note 4 herein.

Following the Healthology acquisition, Healthology's Board of Directors includes two representatives selected by the Company. The Preferred Shares are convertible at any time, at the option of the Company, into shares of common stock of Healthology, initially on a one for one basis, subject to adjustment under certain circumstances. The Preferred Shares are automatically convertible into common stock of Healthology upon the consummation by Healthology of a qualified public offering of its common stock.

During August 2000, Healthology received an additional equity investment of $6,000,000 from Omnicom, a strategic, third party investor. Such investment was in the form of preferred stock with terms similar to those held by Le@P. As a result of this investment, the Company's interest in the equity of Healthology was reduced to approximately 15% of the issued and outstanding shares. In connection with the third party investment in Healthology, the Company granted Healthology a put option that would require Le@P to purchase 800,000 shares of Healthology common stock at $1.25 per share (the "Put Option"). Subsequent to December 31, 2000, Healthology exercised the Put Option and, on February 5, 2001, Le@P purchased 800,000 shares of Healthology common stock for $1,000,000. Le@P's interest in Healthology was increased to approximately 18% of the issued and outstanding shares as a result of the purchase of these shares.

The Company's shares of Healthology Preferred Stock had certain super-majority voting rights for the election of directors. In general, until December 31, 2001, the Company was entitled to voting rights equal to the number of shares of Healthology common stock as will guarantee that the Company, solely for the purposes of electing directors, has no less than 26% of the voting power of the outstanding capital stock of Healthology and will be the single largest such voting stockholder (the "Super-Voting Right"). This Super-Voting Right expired in accordance with its terms on December 31, 2001. For future periods, the Company will account for its interest in Healthology under the cost method of accounting.

As discussed in Note 2, during 2001 and 2000 Le@P had the ability to exert significant influence over the operations of Healthology through the Super- Voting Right. Although Le@P had less than a 20% interest in Healthology during 2001 and part of 2000, Le@P accounted for its investment in Healthology under the equity method as a result of the Super-Voting Right and the ability to exert significant influence over Healthology. The Super-Voting Right expired on December 31, 2001, which requires that Le@P account for its investment in Healthology under the cost method beginning in 2002.Under the cost method, investments are stated at the lower of cost or net realizable value and no charge is recorded for the Company's equity in the income or loss of the investee.

Presented below is selected financial information for Healthology for the years ended December 31, 2001 and 2000.

	Year Ended December 31, 2001	Year Ended December 31, 2000
Net revenues	$2,784,000	$1,161,000
Gross loss	(196,000)	(1,106,000)
Net loss	(4,993,000)	(5,235,000)
Current assets	961,000	4,450,000
Non-current assets	1,336,000	1,449,000
Current liabilities	1,092,000	1,239,000
Non-current liabilities	57,000	88,000

The Company's consolidated results of operations for the year ended December 31, 2001 include its proportionate share of Healthology's net loss of $861,738 and amortization of the Company's net excess investment over its equity in Healthology of $997,599. The aggregate of these amounts, $1,898,000, for the year ended December 31, 2001, is included in the accompanying Statements of Operations as Equity in Loss of Healthology, Inc.

The audited financial statements of Healthology as of and for the year ended December 31, 2000 contained a going concern explanatory paragraph and its financial statements as of and for the year ended December 31, 2001 reflected a net loss of approximately $5.0 million. Healthology's plans for the year ended December 31, 2001, included raising additional equity or debt finance, investigating the possibility of merger or joint venture arrangements to obtain additional sources of funds, and scaling back operations. Healthology was unsuccessful in2001 in such endeavors to obtain financing and continues to experience significant losses. Healthology has reduced its expenses and made other efforts to reduce losses to sustain its operations. There is significant risk that these efforts, as well as attempts to raise additional capital, will not be sucessful. The market for capital for companies such as Healthology is very difficult and there can be no assurance (and there is significant doubt) that it will be able to obtain capital or otherwise successfully execute its plans. In addition, subsequent to December 31, 2001, the Company will no longer maintain the Super-Voting Right and will not be able to significantly influence Healthology's operations. As a result of these factors, the Company believes its investment in Healthology has been materially impaired and further reduced the value of its investment by $1,354,358 during 2001. The amount of the impairment was determined by taking the difference between the fair value of Healthology's securities at December 31, 2001 and the carrying value of the Company's investment in Healthology. In determining fair value, the Company also considered the results of a valuation of Healthology by an independent third-party valuation specialist. The impairment is included in write-off of investments in the accompanying consolidated statement of operations. Further reduction in the fair value of Healthology, including the possibility of the loss of the entire investment, may occur in the near future. The Company's investment in Healthology is illiquid in nature and cannot be readily sold.

Camber

The Company has a 6% interest in Camber Companies, LLC ("Camber"). Camber operates clinics specializing in multidisciplinary, musculoskeletal care in Florida and California. The Company accounts for its investment in Camber under the cost method.

Camber has been unable to successfully execute its business plans and will potentially be required to obtain significant additional funding in the near future to continue its operations. In addition, recent attempts by the Company to sell its investment in Camber have been unsuccessful and have caused the Company to assess the recoverability of this investment. During the quarter ended September 30, 2001, the Company concluded that the carrying value of its investment in Camber was impaired and wrote-off $1,815,245 of this investment. The amount of the impairment was determined by taking the difference between the fair value of the Company's interest in Camber at September 30, 2001 and the carrying value of the investment as recorded by the Company. In determining fair value, the Company considered the results of a valuation of Camber by an independent third-party. The impairment is included in write-off of investments in the accompanying consolidated statements of operations.

VisualPlex

On February 6, 2001, the Company purchased 200,000 shares of VisualPlex Corp. common stock and 240 shares of VisualPlex Corp. preferred stock for $253,367. Such investment represents less than a 1% interest in VisualPlex. The Company accounts for this investment under the cost method.

During the quarter ended June 30, 2001, after the substantial market decline, VisualPlex ceased operations and the Company concluded that the carrying value of its investment in VisualPlex Corp. was impaired and wrote-off its total investment of $253,367. This amount is included in write-off of investments in the accompanying consolidated statements of operations.

4. Funding Commitment

In connection with the Funding Commitment, through December 31, 2001, the Majority Stockholder contributed $8,475,000 to the Company. Of this amount, approximately $4,544,000 was to fund the investment in Healthology and related transaction expenses, approximately $250,000 was to fund the VisualPlex transaction, and $3,681,000 was to fund operating expenses. In consideration of these contributions, the Company has issued 1,614,284 shares of the Company's Class A Common Stock at a purchase price of $5.25 per share.

As of December 31, 2001, an additional $1,525,000 (the "Additional Funds") was available to the Company pursuant to the Funding Commitment. On March 30, 2000, the Board of Directors of the Company and the Majority Stockholder agreed that all funds contributed pursuant to the Funding Commitment including such Additional Funds, represent a subscription for additional shares of the Company's Class A Common Stock at $5.25 per share (an aggregate of 290,476 shares when the remaining $1,525,000 is contributed).

5. Property and Equipment

Property and equipment consists of the following:

	December 31, 2001	December 31, 2000
Land	$510,000	$ -
Buildings	90,000	-
Leasehold improvements	17,842	17,842
Equipment and software	59,100	59,100
Furniture and fixtures	95,732	95,732
	772,674	172,674
Less accumulated depreciation	73,872	44,063
	$ 698,802	$128,611

6. Commitments and Contingencies

Legal Proceedings

The Company is involved in litigation relating to the offshore supply business conducted prior to August 14, 1996 by certain inactive subsidiaries of Le@P. The cases are maritime asbestos claims against the Company's subsidiaries. On May 1, 1996, the asbestos claims were administratively dismissed subject to reinstatement on motion of plaintiff's counsel. These cases may be reinstated in the future. At the present time, the Company does not believe such cases will have a material adverse impact upon the Company.

In addition, in October 2001, the Company and certain of its inactive subsidiaries formerly engaged in the marine shipping business, were named as a co-defendant and third party defendant in connection with certain litigation pending in the United States District Court, Eastern District of Louisiana. The case arises out of a shipping duty in the amount of approximately $73,500 paid by the claimant in 1998, together with claims for interest and attorneys fees. The Company is currently evaluating the claim, but does not presently believe it will have a material adverse impact on the Company.

The Company is also involved from time to time in various other claims and lawsuits in the ordinary course of its current or prior business, none of which the Company anticipates would have a material adverse effect on its financial condition or results of operations.

Employment Contracts

During April 1999,the Company entered into an employment contract with its Chief Executive Officer. This contract is for an initial period of three years and includes base salary plus bonuses. Employment may be terminated by the Company or the employee under certain conditions. In addition, the contract contains provisions for changes in control, severance and benefits, and non-compete requirements.

7. Related Party Transactions

The Company's majority shareholder, directly or indirectly, owns a number of real estate entities with which the Company has done or currently does business. At December 31, 2001, the Company was leasing administrative office space from one such real estate entity. Future minimum lease payments under this operating lease agreement are as follows:

Year Ending December 31,	
2002	$ 43,000
2003	43,000
2004	32,000
Total	$ 118,000

Rent expense under operating leases was $46,794 and $60,933 for the years ended December 31, 2001 and 2000, respectively.

Due from related party represents amounts due from the Company's majority shareholder in relation to certain services performed on his behalf by one of the Company's employees.

During the fourth quarter of 2001, the Company received a loan in the amount of $375,000 from the majority stockholder. The loan is evidenced by a long-term promissory note due January 15, 2003 and bearing interest at the prime rate. The proceeds of the loan were used for working capital purposes. Subsequent to December 31, 2001, the Company received two additional working capital loans totaling $380,000 from the majority stockholder. These loans are unsecured, bear interest at the prime rate, and are also due January 15, 2003. These loans were consolidated on March 27, 2002, and a promissory note in the amount of $766,183.04 was issued, representing the then aggregate amount of principal and accrued interest on the loans. Such promissory note continues to bear interest at the prime rate and provide for a maturity date of January 15, 2003.

Effective September 28, 2001, the Majority Stockholder contributed land and buildings in Broward County, Florida to the Company in exchange for a note payable. The land and buildings have been recorded at fair value as determined by an independent third-party appraisal. The note payable consists of a short-term promissory note in the amount of $37,500 which was due and paid on November 28, 2001 and a longer-term note and mortgage in the amount of $562,500 due in one lump sum on September 28, 2006. Both notes bear interest at the rate of 7% per annum. All accrued but unpaid interest on the longer-term note is due September 28, 2004 with regular monthly interest payments to be made thereafter.

The land and buildings are zoned light industrial and consist of approximately one and one-third acres and four structures that collectively consist of approximately 9,000 square feet. The structures are presently unoccupied and in need of repair. The Company intends to repair and offer for lease one or more of the structures.

One of the Company's former directors is a principal in an investment banking firm providing services to the Company (the "Investment Banking Firm"). In connection with the Company's agreement with the Investment Banking Firm, during the years ended December 31, 2001 and 2000, the Company has paid fees and expenses of $-0- and $53,386 and issued –0- and 150,000 shares of Class A Common Stock during the years ended December 31, 2001 and 2000, respectively. In addition, the Company's majority stockholder transferred 150,000 shares of his Class A Common Stock to the Investment Banking Firm in connection with services provided in the Reverse Acquisition. These shares were recorded at the Fair Market Value of the services provided of $30,000 on the date of issuance. The agreement with the Investment Banking Firm expired by its terms on March 31, 2000. Additional placement fees and share purchase rights may be earned by the Investment Banking Firm upon the occurrence of certain events, including certain future sales of securities by the Company and when the Company makes investments which are facilitated by or require the assistance of the Investment Banking Firm.

One of the Company's former directors had an employment and consulting agreement with the Company which ended on April 1, 2000. Salaries and fees paid by the Company under this agreement were $0 and $71,970 for the years ended December 31, 2001 and 2000, respectively.

8. Stock Based Compensation

Options may be granted to Company employees, directors and consultants under various stock option plans. All options granted under the plans through December 31, 2001 have been at prices which have been equal to or greater than the fair market value of the Company's common stock at the date of grant. At December 31, 2001, the Company had reserved 6,897,500 shares of Class A common stock for possible future issuance under its stock option plans. Option activity under the Company's plans is summarized below:

	2001		2000	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	2,525,000	$ 2.15	1,700,000	$ 1.73
Options granted	-	-	1,200,000	3.00
Options forfeited	(22,500)	3.00	(375,000)	3.00
Outstanding at end of year	2,502,500	$ 2.14	2,525,000	$2.15
Options exercisable at year-end	2,235,000	$ 2.04	1,975,000	$2.15
Shares available for future grant	6,897,500		6,875,000	

The following table summarizes information about stock options outstanding at December 31, 2001.

	Stock Options Outstanding			Stock Options Exercisable	
Exercise Price	Number of Options	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
$1.00	40,000	4.6	$1.00	40,000	$1.00
$1.75	1,660,000	3.7	1.75	1,660,000	1.75
$3.00	802,500	8.2	3.00	535,000	3.00
$1.00 - $3.00	2,502,500	5.2	$2.15	2,235,000	$2.04

The weighted average fair value per share of options granted by the Company during 2000 was $3.00. The fair value of options granted was estimated at the date of grant using the Black-Scholes Valuation Method with the following assumptions; risk free interest rate of 6.53%, no expected dividends, weighted average expected life of 6 years for 2000, and volatility of 1.17. No options were granted during 2001.

The Company applies APB No. 25 and related interpretations in accounting for stock options granted to employees. Had compensation cost been recognized consistent with SFAS No. 123, the Company's net loss, net loss attributable to common stockholders, net loss per common share, and net loss attributable to common stockholders per share would have been reduced to the pro forma amounts indicated below

	Year ended December 31, 2001	2000
Pro-forma net loss	$(7,916,961)	$(4,020,578)
Pro-forma loss attributable to common stockholders	(8,133,961)	(4,237,578)
Pro-forma net loss per common share	$(0.24)	$(0.13)
Pro-forma net loss attributable to common stockholders per share	$(0.24)	$(0.13)

9. Loss Per Share

Options were not included in the computation of net loss per share and net loss per share attributable to common stockholders for the years ended December 31, 2001 and 2000 because their effect would have been anti-dilutive.

A reconciliation of net loss per share to net loss per share attributable to common stockholders is as follows:

Numerator:	2001	2000
Net loss	$(6,972,241)	$(3,149,130)
Dividends (undeclared) on cumulative preferred stock	(217,000)	(217,000)
Numerator for basic and diluted loss per share – loss attributable to common stockholders	$(7,189,241)	$(3,366,130)
Denominator:		
Denominator for basic and diluted loss per share; Weighted average shares	33,566,779	32,742,224
Basic and diluted loss per share	$(.021)	$(0.10)
Basic and diluted loss per share attributable to common stockholders	$(0.21)	$(0.10)

10. Preferred Stock

The Certificate of Incorporation of the Company, as amended, authorizes the issuance of 25,000,000 shares of Preferred Stock, $.001 par value, of which 2,500 shares have been designated as Series B 10% Cumulative Preferred Stock, $.001 par value, (the "Series B Preferred Stock"). The Series B Preferred Stock is nonvoting and nonconvertible. Dividends on the Series B Preferred Stock are cumulative and accrue at a rate of 10% per annum on the preferred stock's stated value of $1,000 per share and must be paid before any dividends may be paid on any other class of common or preferred stock. No other class of common or preferred stock may be redeemed or repurchased nor may the Series B Preferred Stock be altered or modified without the approval of the holders of the Series B Preferred Stock. Effective November 15, 1999, the Company issued, 2,170 shares of the Series B Preferred Stock to the majority shareholder in exchange for $2,170,000, which had previously been contributed to the Company. At December 31, 2001, dividends of $500,500 were accumulated on the Series B Preferred Stock. Such amount will be accrued and charged to retained earnings, if any, or additional paid-in capital when declared by the Company's Board of Directors.

11. Income Taxes

The Company accounts for income taxes under SFAS No. 109. Under SFAS No. 109, deferred income tax assets and liabilities are determined based upon differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's net deferred income taxes are as follows:

	Year ended December 31	
	2001	2000
Deferred tax assets:		
Net operating loss carryforwards	$ 2,297,780	$ 1,565,171
Accruals	34,868	66,791
Stock based compensation	29,991	29,991
Other	12,192	(4,210)
Deferred tax assets	2,374,831	1,657,743
Less valuation allowance	(2,374,831)	(1,657,743)
Net deferred tax assets	$ –	$ –

A reconciliation from the U.S. Statutory federal income tax rate to the effective income tax rate (benefit) follows:

	2001	2000
U.S. Federal Statutory rate	34.00%	34.00%
State income taxes, net of federal benefit	3.63	3.63
Change in valuation allowance	(10.24)	(19.25)
Non-deductible items	(27.32)	(13.97)
Other	(0.08)	(4.41)
	0.00%	0.00%

SFAS 109 requires a valuation allowance to reduce the deferred tax assets reported if, based on the weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. After consideration of the evidence, both positive and negative, management has determined that a $2,374,831 valuation allowance at December 31, 2001 is necessary to reduce the deferred tax assets to the amount that will more likely than not be realized. The change in the valuation allowance for the current year is $717,088. At December 31, 2001, the Company has available net operating loss carryforwards of approximately $4,137,399 of which approximately $1,078,098 expire from 2010 to 2012 with the remainder expiring during 2019 and 2020.

12. Class B Common Stock

The Company has 25,000 shares of Class B Common Stock outstanding. Such shares are held by an affiliate of the Company's majority shareholder and enable the holder to elect a majority of the Board of Directors of the Company, otherwise the Class B Common Stock is identical to the Company's Class A Common Stock.

13. Valuation and Qualifying Accounts

A summary of the activity in the Company's valuation and qualifying accounts is as follows:

Description	Balance at Beginning of Period	Charged to Costs and Expenses	Writeoff's	Other Changes	Balance at End of Period
Deferred tax asset valuation allowance					
Year ended December 31, 2000	$1,051,443	606,300	-	-	$1,657,743
Year ended December 31, 2001	1,657,743	717,088	-	-	2,374,831

14. Subsequent Event

During the first quarter of 2002, the Majority Stockholder loaned the Company $380,000 evidenced by promissory notes, which bear interest at the prime rate. Principal and interest on the loan are due and payable in one lump sum on the maturity date of January 15, 2003. The proceeds of the loan are being used for working capital purposes. These loans are unsecured.

EXHIBIT INDEX

EXHIBIT	DESCRIPTION
3.1.1	Certificate of Incorporation of Le@P Technology, Inc., filed March 20, 1997. (2)
3.1.2	Certificate of Preferred Stock Designation of Le@P Technology, Inc., dated March 23, 1999. (1)
3.1.3	Certificate of Amendment to Certificate of Incorporation of Le@P Technology, Inc. dated June 21, 1999. (3)
3.1.4	Certificate of Designation, Preferences, Rights and Limitations of 10% Cumulative Non-Voting Series B Preferred Stock of Le@P Technology, Inc., dated November 15, 1999. (5)
3.1.5	Certificate of Amendment to Certificate of Incorporation of Le@P Technology, Inc. filed July 5, 2000. (6)
3.2	Bylaws of Le@P Technology, Inc. (2)
4.3	Investors' Rights Agreement between Healthology, Inc. and Le@P Technology, Inc. dated March 1, 2000. (7)
4.4	Stockholders' Agreement between Healthology, Inc., Le@P Technology, Inc. and certain existing stockholders of Healthology, Inc. dated March 1, 2000. (7)
4.5	First Amended and Restated Investors Rights Agreement between Healthology, Inc. Le@P Technology, Inc., and Communicade, Inc. dated August 1, 2000. (6)
4.6	First Amended and Restated Stockholders' Agreement between Healthology, Inc., Le@P Technology, Inc., and Communicade, Inc. and certain other existing stockholders of Healthology, Inc. dated August 1, 2000. (6)
4.7	Amended and Restated Certificate of Incorporation of Healthology, Inc. filed August 1, 2000. (6)
10.1	Funding Commitment by M. Lee Pearce, M.D. (1)
10.2	Subscription Agreement dated March 30, 2000, with M. Lee Pearce, M.D. (11)
10.3	Employment Agreement dated April 1, 1999, with Robert G. Tancredi, M.D. (11)
10.4.1	1999 Long Term Incentive Plan. (8)
10.4.2	1998 Incentive Option Plan. (9)
10.4.3	1997 Incentive Option Plan. (2)
10.4.4	Seal Fleet, Inc. Amended 1996 Long-Term Incentive Plan. (10)
10.11	Purchase Agreement between Healthology, Inc. and Le@P Technology, Inc., dated as of February 2, 2001 (4)

10.12 Commercial Contract and Addendum relating to the purchase and sale of real property between Bay Colony Associates Limited and Le@P Technology, Inc., as agent for Parkson Property LLC, dated as of September 28, 2001 (12)

10.13 Promissory Note dated September 28, 2001, in the principal amount of $37,500, executed by Parkson Property LLC. (12)

10.14 Promissory Note dated September 28, 2001, in the principal amount of $712,500, executed by Parkson Property LLC. (12)

10.15 Mortgage Deed dated September 28, 2001, by Parkson Property LLC in favor of Bay Colony Associates, Ltd. (12)

10.16 Promissory Note dated March 27,2002in the principal amount of $766,183.04, issued to the M. Lee Pearce Irrevocable Trust, replacing certain promissory notes issued in October, 2001 and January and February 2002.

21 Subsidiaries of the Registrant.

---

(1) Incorporated by reference from an exhibit to the Company's Current Report on Form 8-K (File No. 000-05667), as filed October 15, 1999.

(7) Incorporated by reference from an exhibit to the Company's Proxy Statement for the Annual Meeting of Shareholders of Le@P Fleet, Inc. held May 14, 1997, as filed April 11, 1997.

(8) Incorporated by reference from an exhibit to the Company's Annual Report on Form 10-KSB (File No. 000-05667) for the fiscal year ended December 31, 1999, as filed March 30, 2000.

(9) Incorporated by reference from an exhibit to the Company's Current Report on Form 8-K (File No. 000-05667), as filed February 20, 2002.

(10) Incorporated by reference from an exhibit to the Company's Quarterly Report on Form 10-QSB (File No. 000-05667) for the quarter ended September 30, 1999, as filed November 15, 1999.

(11) Incorporated by reference from an exhibit to the Company's Quarterly Report on Form 10-QSB (File No. 000-05667) for the quarter ended June 30, 2000, as filed August 14, 2000.

(7) Incorporated by reference from an exhibit to the Company's Current Report on Form 8-K (File No. 000-05667), as filed March 16, 2000.

(8) Incorporated by reference from an exhibit to the Company's Proxy Statement for the Annual Meeting of Shareholders of Le@P Technology, Inc. held June 17, 1999, as filed on June 4, 1999.

(9) Incorporated by reference from an exhibit to the Company's Proxy Statement for the Annual Meeting of Shareholders of Le@P Technology, Inc. held June 24, 1998, as filed on June 8, 1998.

(10) Incorporated by reference from an exhibit to the Quarterly Report on Form 10-QSB of Le@P Fleet, Inc. for the quarterly period ended March 31, 1997.

(13) Incorporated by reference from an exhibit to the Company's Annual Report on Form 10-KSB (File No. 000-05699) for the fiscal year ended December 31, 2000, as filed April 1, 1999, as amended April 30, 2000.

(14) Incorporated by reference from an exhibit to the Company's Current Report on Form 8-K (File No. 000-05667), as filed October 18, 2001.

Exhibit 10.16

PROMISSORY NOTE

$766,183.04

March 27, 2002

FOR VALUE RECEIVED, Le@p Technology, Inc., a Delaware corporation with a principal place of business at 5601 N. Dixie Highway, Suite 411, Fort Lauderdale, Florida 33334 ("Maker"), promises to pay to the order of the M. Lee Pearce 1998 Irrevocable Trust, or its registered assigns (the "Payee"), the principal sum SEVEN HUNDRED SIXTY-SIX THOUSAND ONE HUNDRED EIGHTY-THREE DOLLARS AND FOUR CENTS of ($766,183.04), together with interest at the "Prime Rate" (as hereinafter defined), as announced from time to time), due and payable in one lump sum of principal and interest on January 15, 2003. "Prime Rate" shall mean the prime commercial lending rate set forth in the "Money Rates" section of The Wall Street Journal, as announced from time to time. Principal and interest shall be payable to the Payee at the following address: 16 La Gorce Circle, Miami Beach, FL 33141, or such other place as the Payee may designate.

This Promissory Note (this "Note") is issued subject to the following additional terms and conditions:

1. Type of Payment. Payment of both principal and interest shall be made in currency of the United States of America which at the time of payment shall be legal tender for the payment of public and private debts.

2. Manner of Payment. Payment shall be made to Payee at the Payee's address set forth above or such other place as Payee may designate in writing.

3. Interest on Overdue Payments. From and after the date which is fifteen (15) days after the date upon which any payment of principal hereunder becomes due and payable, if the same is not timely paid, interest shall be payable on all sums outstanding hereunder at fifteen percent (15%) per annum.

4. Miscellaneous.

(A) This Note shall be binding upon the Maker and its successors and assigns.

(B) If any provision hereof shall be held invalid or unenforceable by any court of competent jurisdiction or as a result of future legislative action, such holding or action shall be strictly construed and shall not affect the validity or effect of any other provision hereof.

(C) The validity, interpretation and effect of this Note shall be exclusively governed by, and construed in accordance with, the laws of the State of Florida, excluding the "conflict of laws" rules thereof.

(D) This Note may not be amended or modified, nor shall any waiver of any provision hereof be effective, except by an instrument in writing executed by the Maker and Payee.

(E) In case suit shall be brought for the collection hereof, or if it is necessary to place the same in the hands of an attorney for collection, the Maker agrees to pay reasonable attorneys' fees and costs for making such collections.

IN WITNESS WHEREOF, the Maker has caused this Note to be executed as of the day and year first above written.

LE@P TECHNOLOGY, INC.

By /s/ Robert Tancredi, M.D.
Name: Robert Tancredi, M.D.
Title: President

Exhibit 21

LIST OF SUBSIDIARIES OF LE@P TECHNOLOGY, INC.
A DELAWARE CORPORATION
AS OF MARCH 29, 2002

Subsidairy	State of Incorporation
Primary Care Medical Centers of America, Inc.	Delaware
Sealcraft Operators, Inc.	Texas
Caribe Company	Delaware
Seal Properties, Inc. Texas	
Corpus Company	Delaware
South Corporation	Delaware
Seal Offshore, Inc. Delaware	
First Seal, Inc.	Texas
Seal (GP), Inc.	Delaware
Parkson Property LLC	Florida

DIRECTORS AND OFFICERS

Board of Directors Nominated for Election at 2002 Annual Meeting of Shareholders

M. Lee Pearce, M.D.
Chairman of the Board
Le@p Technology, Inc.

Robert G. Tancredi, M.D.
Chief Executive Officer
Le@p Technology, Inc.

Timothy C. Lincoln
Legal Counsel
Marquette Realty, Inc.

Laurence B. Brody, D.D.S
President and CEO
ConsoliDent, Inc.

Jose B. Valle
President, Miami-Dade
BankAtlantic

Officers

Robert G. Tancredi, M.D.
President and
Chief Executive Officer

Jonathan H. Klein
Chief Information
Officer

Mary E. Thomas
Acting Controller

SHAREHOLDER INFORMATION

Corporate Headquarters

Le@p Technology, Inc.
5601 North Dixie Highway,
Suite 411
Fort Lauderdale, Florida 33334
Phone: (954) 771-1772
Fax: (954) 928-0978

Annual Meeting

Le@p Technology, Inc. will hold its annual meeting at the Corporate Headquarters on Friday, July 12, 2001, at 3:00 p.m., Florida time. Notice of the Annual Meeting, proxy statement and proxy voting card accompany this report.

Shareholder Services

Publications of interest to current and potential investors are available upon written request. These include Annual Reports and filings with the Securities and Exchange Commission. Such requests should be made to:

Le@p Technology, Inc.
5601 North Dixie Highway
Suite 411
Fort Lauderdale, Florida 33334

Transfer Agent

Inquiries concerning shareholder records, stock transfers and change of address should be directed to the transfer agent.

Registrar & Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016
(800) 368-5948

Independent Accountants

Berkowitz, Dick, Pollack
and Brant, LLC
200 South Biscayne Blvd.
Sixth Floor
Miami, Florida 33131

Legal Counsel

Proskauer Rose LLP
1585 Broadway
New York, New York 10036

Stock Information

Ticker Symbol: LPTC

5601 N. Dixie Highway
Suite 411
Fort Lauderdale, FL 33334

5601 N. Dixie Highway
Suite 411
Fort Lauderdale, FL 33334